CUSIP No. 400096103	13G	Page 1 of 8 Pages

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2

(Amendment No. __ ) (1)

Grubb & Ellis Realty Advisors, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

400096103

(CUSIP Number)

November 28, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  ☐ Rule 13d-1(b)
  ☒ Rule 13d-1(c)
  ☐ Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

CUSIP No. 400096103	13G	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Osmium Special Situations Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF	5	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,535,746
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER
WITH	8	SHARED DISPOSITIVE POWER 2,535,746
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,535,746
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

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CUSIP No. 400096103	13G	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chris Kuchanny
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF	5	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,535,746
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER
WITH	8	SHARED DISPOSITIVE POWER 2,535,746
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,535,746
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

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CUSIP No. 400096103	13G	Page 4 of 8 Pages

Schedule 13G

Item 1(a).	Name of Issuer: Grubb & Ellis Realty Advisors, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices: 500 West Monroe Street, Suite 2800, Chicago, IL 60661

Item 2 (a).	Name of Persons Filing: Osmium Special Situations Fund Ltd.; Chris Kuchanny

Item 2(b).	Address of Principal Business Office or, if None, Residence: Canon's Court, 22 Victoria Street, Hamilton HM11, Bermuda

Item 2(c).	Citizenship: Osmium Special Situations Fund Ltd. is a corporation organized under the laws of Bermuda. Chris Kuchanny is a citizen of the United Kingdom.

Item 2(d).	Title of Class of Securities: Common Stock, $0.0001 par value (the “Common Stock”)

Item 2(e).	CUSIP Number: 400096103

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

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CUSIP No. 400096103	13G	Page 5 of 8 Pages

Item 4.	Ownership.

(a)   Amount beneficially owned:

Osmium Special Situations Fund Ltd. beneficially owns 2,535,746 shares of the Common Stock. Mr. Chris Kuchanny, as Chairman and Chief Executive Officer of Osmium Special Situations Fund Ltd., may, by virtue of such position, be deemed to have beneficial ownership of such shares. Mr. Kuchanny disclaims beneficial ownership of the Common Stock reported herein, other than the portion of such shares which relates to his individual economic interest in Osmium Special Situations Fund Ltd., for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose.

(b)   Percent of class:

8.5%

(c)   Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or to direct the vote:

2,535,746

(iii) Sole power to dispose or to direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

2,535,746

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

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CUSIP No. 400096103	13G	Page 6 of 8 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 400096103	13G	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2007

Osmium Special Situations Fund Ltd.

By:	/s/ Chris Kuchanny
Chris Kuchanny, Chairman and Chief Executive Officer

By:	/s/ Chris Kuchanny
Chris Kuchanny

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CUSIP No. 400096103	13G	Page 8 of 8 Pages

EXHIBIT A

JOINT FILING AGREEMENT

Osmium Special Situations Fund Ltd. and Chris Kuchanny in compliance with Rule 13d-1(k) of the Securities and Exchange Commission, hereby agree that the statement on Schedule 13G to which this Agreement is attached as an exhibit is, and any amendments thereto filed by any of us will be, filed on behalf of each such person, that each such person is responsible for the timely filing of the Schedule 13G and any amendments thereto and for the completeness and accuracy of the information concerning such person contained therein.

Dated: December 17, 2007

Osmium Special Situations Fund Ltd.

By:	/s/ Chris Kuchanny
Chris Kuchanny, Chairman and Chief Executive Officer

By:	/s/ Chris Kuchanny
Chris Kuchanny

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